UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42039

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Viking Holdings Ltd

(Translation of registrant’s name into English)

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94 Pitts Bay Road

Pembroke, Bermuda HM 08

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Results of Annual General Meeting

Viking Holdings Ltd (the “Company”) held its 2026 Annual General Meeting of Shareholders (the “Annual Meeting”) virtually on May 13, 2026, at 1:00 p.m. (Eastern time). The following resolutions were voted upon at the Annual Meeting and were duly adopted by the requisite majority in accordance with the Company’s Bye-Laws. The results of the voting were as follows:

Proposal 1: The election of the following eight persons to serve as directors on the Board of Directors of the Company (the “Board”) to hold office until the next annual meeting of shareholders of the Company or until their respective successors have been elected or appointed or their office is otherwise vacated:

Director Nominee	For	Against
Torstein Hagen	96.03%	3.96%
Richard Fear	98.85%	1.14%
Morten Garman	98.54%	1.45%
Paul Hackwell	97.78%	2.21%
Karine Hagen	98.92%	1.07%
Tore Myrholt	98.20%	1.79%
Pat Naccarato	99.81%	0.18%
Jack Weingart	99.81%	0.18%

Proposal 2: The appointment of Torstein Hagen as Chairman of the Company.

For	Against
96.45%	3.54%

Proposal 3: The appointment of Ernst & Young AS, an independent registered public accounting firm, as the Company’s auditor until the conclusion of the next annual meeting of the shareholders of the Company, and to authorize the Audit Committee of the Board to fix their remuneration.

For	Against
99.99%	0.00%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2026

Viking Holdings Ltd

By:	/s/ Leah Talactac
Name:	Leah Talactac
Title:	President and Chief Executive Officer